United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Prime Retail Inc.
(Name of Issuer)

Prime Retail 8.5% Series B Cumulative Participating Convertible
Preferred $.01 Par Value
(Title of Class of Securities)

741570-30-3
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
Beachwood Ohio 44122-5525 (216)595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

8/21/01
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)













	 1	Name of Reporting Person	HOWARD AMSTER

       2	If a member group			a)	 / /
							b)	/X/

       3    SEC Use only

       4	Source of Funds						PF


       5	Check if Disclosure of Legal Proceedings is Required


       6          Citizenship						USA


       Number of Shares		7	Sole Voting			928,025
       Beneficially
	 Owned By Each		8	Shared Voting	   	 64,920
       Reporting Person
	 With				9	Sole Dispositive		928,025

					10 	Shared Dispositive    	 64,920

      11	   Aggregate Amount Beneficially owned	    1,115,945

	12       Check if Aggregate Amount (11) Excludes Certain Shares	X

	13       Percent of Class Represented by amount in row (11) 14.26 %

	14       Type of Reporting Person					IN


























1	Name of Reporting Person	HOWARD M. AMSTER CHARITABLE
						REMAINDER UNITRUST

2	If a member group			a)	/ /
						b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship				USA

Number of Shares		7	Sole Voting
Beneficially
Owned By Each		8	Shared Voting		58,000
Reporting Person
With				9	Sole Dispositive

				10	Shared Dispositive	58,000

11	Aggregate Amount Beneficially owned			58,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 0.741%

14	Type of Reporting Person		OO






























1	Name of Reporting Person	AMSTER LTD PARTNERSHIP

2	If a member group		a)	 / /
					b)	/X/

3	SEC use only

4	Source of Funds						OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		2,750
Person With
				9	Sole Dispositive

				10	Shared Dispositive	2,750

11	Aggregate Amount Beneficially owned			2,750

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  .035 %

14	Type of Reporting Person				PN






























1	Name of Reporting Person		TAMRA F. GOULD

2	If a member group			a)	 / /
						b)	/X/

3	SEC use only

4	Source of Funds						PF

5	Check if Disclosure of Legal Proceedings

6	Citizenship							USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting 		19,760
Person With
				9	Sole Dispositive

				10	Shared Dispositive	19,760

11	Aggregate Amount Beneficially owned			19,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  .252%

14	Type of Reporting Person					IN





























1	Name of Reporting Person		GOULD TRADING COMPANY

2	If a member group			a)	 / /
						b)	/X/

3	SEC use only

4	Source of Funds						WC

5	Check if Disclosure of Legal Proceedings

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		19,760
Person With
				9	Sole Dispositive

				10	Shared Dispositive	19,760

11	Aggregate Amount Beneficially owned			19,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.252%

14	Type of Reporting Person					CO





























1	Name of Reporting Person	Pleasant Lake Apts Corp

2	If a member group			a)     / /
						b)	/X/

3	SEC use only

4	Source of Funds			WO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		170
Person With
				9	Sole Dispositive

				10	Shared Dispositive	170

11	Aggregate Amount Beneficially owned			170

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.002 %

14	Type of Reporting Person					CO



























1	Name of Reporting Person	Pleasant Lake Apts
						Limited Partnership

2	If a member group			a)     / /
						b)	/X/

3	SEC use only

4	Source of Funds			OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		4,000
Person With
				9	Sole Dispositive

				10	Shared Dispositive	4,000

11	Aggregate Amount Beneficially owned			4,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) .05 %

14	Type of Reporting Person					PN




























1	Name of Reporting Person		Ramat Securities Ltd

2	If a member group				a)       / /
							b)	  /X/

3     SEC Use only

4	Source of Funds							WC

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization			USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		181,000
Person With
				9	Sole Dispositive

				10	Shared Dispositive	181,000

11	Aggregate Amount Beneficially owned			181,000

12    Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 2.31 %

14	Type of Reporting Person					BD



























CUSIP 741570-3-3	Prime Retail 8.5% Series B Cumulative
			Participating Preferred $.01 Par Value


There are no changes to the Schedule 13D, Amendments No. 1,2,3,4,5 except as set forth in this 6th Amendment.

Item 2	Identity and Background

Howard Amster has been appointed successor trustee to the Howard M Amster Charitable Remainder Unitrust on April 30, 2001.
Mr. Amster has voting and dispositive power over this trust.

Howard Amster is 100% owner of Pleasant Lake Apts. Corp and as such can be deemed the beneficial owner of such entity and maybe deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Corp. Pleasant Lake Apts. Corp is the general partner of Pleasant Lake Apts. Limited Partnership.

Pleasant Lake Apts. Limited Partnership, 7530 Lucerne Dr # 100
Middleburg Heights, OH 44130
Investments
d)	Neither the officers, directors or partners of Pleasant Lake
Apts. Limited Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Pleasant Lake
Apts. Limited Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction on the type described in Item 2 of Schedule 13D within the last five years.


Item 3.  	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased additional shares with personal funds without borrowing. The total consideration for the purchases is $ 43,948.80 bringing
Howard Amster's total investment to $ 5,374,943.85.

Pleasant Lake Apts. Limited Partnership purchased all Prime Retail Pr B shares with partnership funds without borrowing. The total consideration of the purchases is $ 16,529.00.

Ramat Securities Ltd purchased additional shares with working capital without borrowing. The total consideration of the purchases of this amendment is $ 4,030.00 bringing Ramat Securities Ltd's total investment to $ 816,722.68.









Item 4	Purpose of Transaction

	Howard Amster, Howard M Amster Charitable Remainder Unitrust, Amster Limited Partnership, Gould Trading Company, Pleasant Lake Apts. Corp, Pleasant Lake Apts. Limited Partnership and Ramat Securities Ltd.
acquired shares for purposes of investment. They may be deemed to be a group and might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

	Howard Amster and Ramat Securities Ltd., as beneficial owners of approximately 6.17% of the Prime Retail, Inc. Series A Preferred Stock and 15% of the Prime Retail, Inc. Series B Preferred Stock, have requested that a special meeting be called of the holders of the Company's Series A Preferred Stock and Series B Preferred Stock pursuant to the Company's Amended and Restated Articles of Incorporation, for the purpose of nominating and electing two additional directors to the Board of Directors of the Company, including Howard Amster and Robert Kanner (an individual beneficial owner of approximately 4.38% of the Company's Series A Preferred Stock).



Item 5.  	Interest in Securities of the Issuer

(a(b) The aggregate amount owned by the Reporting Persons is 1,193,705 shares or 15.25% of the outstanding shares.

Howard Amster in his personal and individual retirement accounts owns 928,025 shares or 11.86 % of the outstanding shares.

Howard M Amster Charitable Remainder Unitrust owns
58,000 shares or .741% of the outstanding shares.

Amster Limited Partnership owns 2,750 shares or .035% of the outstanding shares.

Gould Trading Company owns 19,760 shares or .252 % of the outstanding shares.

Pleasant Lake Apts Corp owns 170 shares or .002 % of the outstanding shares.

Pleasant Lake Apts Limited Partnership owns 4,000 or .05% of the outstanding shares.

Ramat Securities Ltd owns 181,000 shares or 2.31 % of the outstanding shares.









In addition, the aggregate amount owned by the Reporting
Persons on other Securities of the Issuer are:

Shares		Common Shares
335,726		owned by Mr. Amster's retirement accounts


 66,948		owned by Amster Trading Company Charitable Remainder
			Unitrust (100% owned corp., funded trust of Amster
			Trading Company)

Shares		Preferred Series A
27,700		owned by Mr. Amster's retirement account

10,000		owned by Pleasant Lake Apts. Limited Partnership
			(Mr. Amster's 100% corporation is general partner)

104,100		owned by Ramat Securities Ltd., (Mr. Amster is 83% owner)

17,100		owned by Tamra F. Gould's retirement accounts
			(Mr. Amster's spouse)

10,000		owned by Gould Trading Company (100% owned by
			Tamra F. Gould)



c) Trades executed on the NYSE as open market transactions by Bear Stearns, the executing broker.

						Shares
Identity			Date		Bought	Price
Howard Amster &		4/5/01	6,000		3.9783
His Individual		4/6/01	5,000		3.972
Retirement Accounts

Pleasant Lake Apts	4/2/01	3,000		4.22
Limited Partnership	4/4/01	1,000		3.77

Ramat Securities Ltd	4/3/01	1,000		4.03












Item 6	Contracts, Arrangements, Understandings or Relationships
		With Respect to Securities of the Issuer.

	Howard Amster and Ramat Securities Ltd., as beneficial owners of the Company's Series A and Series B Preferred Stock, have requested that the Company call a special meeting of the preferred stockholders to nominate and elect two additional directors to the Company's Board of Directors pursuant to the Company's charter documents and have proposed that Howard Amster and Robert Kanner be nominated for election to the Board. For purposes of such meeting, Howard Amster may be appointed proxy for the shares of Preferred Stock of the Company beneficially owned by Howard Amster and Robert Kanner.

Item 7	Material to be filed as exhibits.		Exhibit	1

Signature.	After reasonable inquiry and to the best of our knowledge
and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: 8/21/01	/s/  Howard Amster
			Howard Amster

			/s/  Howard Amster
			Howard M Amster Charitable
			Remainder Unitrust
			By:	Howard Amster
			Title:Trustee

			/s/  Howard Amster
			Amster Limited Partnership
			By:	Howard Amster
			Title:General Partner

			/s/  Tamra F. Gould
			Tamra F. Gould

			/s/  Tamra F. Gould
			Gould Trading Company
			By:	Tamra F. Gould
			Title:President

			/s/  Howard Amster
			Pleasant Lake Apts Corp
			By:	Howard Amster
			Title:President

			/s/  Howard Amster
			Pleasant Lake Apts Limited Partnership
			By:	Howard Amster
			Title:Pleasant Lake Apts Corp (its general partner)

			/s/ David Zlatin
			Ramat Securities Ltd.
			By:	David Zlatin
			Title:Securities Principal







Exhibit 1


							Cede & Co.
							c/o The Depository Trust Company
							55 Water Street
							New York, NY 10041
							August 21, 2001


Prime Retail, Inc.
100 East Pratt Street
Baltimore, MD  21202

Attention:	C. Alan Schroeder
		Executive Vice President-
		General Counsel & Secretary
		Direct-		(410) 234-1773
		Facsimile-	(410) 234-0275

Re:		10.5% Series A Cumulative Preferred Stock
		8.5% Series B Cumulative Participating Convertible Preferred Stock

Dear Mr. Schroeder,

	Cede & Co., the nominee of The Depository Trust Company ("DTC"), is a record holder of record of shares of Series A Preferred Stock and Series B Preferred Stock of Prime Retail, Inc. (the "Company"). DTC is informed by its Participant, Bear, Stearns Securities Corp. ("Participant"), that on the date hereof,
	(i) 27,700 of the Series A Preferred shares (the Series A "Shares") and 928,025 of the Series B Preferred shares (the Series B "Shares") credited to Participant's DTC account, are beneficially owned by Howard Amster, a customer of Participant and
	(ii) 104,100 of the Series A Shares and 181,000 of the Series B Shares credited to Participant's DTC account, are beneficially owned by Ramat Securities Ltd., a customer of Participant.

	Pursuant to Sections 4.3.4(d) and 4.5.4(d) of Prime Retail, Inc.'s charter, and at the request of Bear, Stearns Securities Corp. the undersigned, being a holder of record of in excess of 10% of the aggregate outstanding shares of Series A Preferred Stock and Series B Preferred Stock, hereby on behalf of Howard Amster and Ramat Securities Ltd., requests that a proper officer of the Company call a special meeting of the preferred stockholders for the purpose of electing two additional directors of Prime Retail, Inc.












a) The following information is provided with respect to Howard Amster and Robert H. Kanner the undersigned's nominees for election as directors:

(i)
Howard Amster		Age 53

Business Address:	23811 Chagrin Blvd, # 200
     			Beachwood, OH 44122-5525

Residence Address:	25812 Fairmount Blvd, Beachwood, OH 44122-2214

(ii)
Principal Occupation:	Securities Principal, Ramat Securities Ltd. and
				Private Investor

(iii)
Preferred Shares       	Series A
held:			27,700
				Registered in the name of Cede & Co. as
				Nominee of The Depository Trust Company (DTC) for
( 6.17  % held by 	its Participant-Bear, Stearns Securities Corp., which
Howard Amster	shares are beneficially owned by Howard Amster Individual
Retirement Account

			104,100
				Registered in the name of Cede & Co. as
				Nominee of The Depository Trust Company (DTC) for
				its Participant-Bear Stearns Securities Corp., which
shares are beneficially owned by Ramat Securities Ltd.,
				(Howard Amster is an 83% owner).

			10,000
				Registered in the name of Cede & Co. as
				Nominee of The Depository Trust Company (DTC) for
				its Participant- Bear, Stearns Securities Corp., which
				shares are beneficially owned by Pleasant Lake Apts.
      			Limited Partnership (Pleasant Lake Apts. Corp. is the
				General Partner, 100% owned by Howard Amster)


















Preferred Shares	Series B
held:			928,025
				Registered in the name of Cede & Co. as
				Nominee of The Depository Trust Company (DTC) for
(15 % held			its Participant- Bear, Stearns Securities Corp., which
by Howard Amster)		shares are beneficially owned by Howard Amster
				Individual Retirement Accounts

			181,000
				Registered in the name of Cede & Co. as
				Nominee of The Depository Trust Company (DTC) for
				its Participant- Bear, Stearns Securities Corp., which
				shares are beneficially owned by Ramat Securities Ltd.
				(Howard Amster is an 83% owner)

			   2,750
				Registered in the name of Cede & Co. as
				Nominee of The Depository Trust Company (DTC) for
				its Participant- Bear, Stearns Securities Corp., which
				shares are beneficially owned by Amster Limited
 				Partnership (Howard Amster is the General Partner)

		    	  58,000
				Registered in the name of Cede & Co. as
				Nominee of The Depository Trust Company (DTC) for
				its Participant- Bear, Stearns Securities Corp., which
				shares are beneficially owned by Howard M. Amster
				Charitable Remainder Unitrust (Howard Amster
				is the Trustee)

     			     170
				Registered in the name of Cede & Co. as
				Nominee of the Depository Trust Company (DTC) for
				its Participant- Bear, Stearns Securities Corp., which
				shares are beneficially owned by Pleasant Lake Apts.
				Corp. (Howard Amster 100% owned corp.)

			    4,000
				Registered in the name of Cede & Co. as
				Nominee of The Depository Trust Company (DTC) for
				its Participant- Bear, Stearns Securities Corp., which
				shares are beneficially owned by Pleasant Lake Apts.
				Limited Partnership. (Pleasant Lake Apts. Corp is the
				general partner, 100% by Howard Amster)













Common Shares	Common
held:			335,726
				Registered in the name of Cede & Co. as
				Nominee of The Depository Trust Company (DTC) for
				its Participant- Bear, Stearns Securities Corp., which
(.9%  held by		shares are beneficially owned by Howard Amster
Individual			Retirement Accounts
Howard Amster)


			  66,948
				Registered in the name of Cede & Co. as
				Nominee of The Depository Trust Company (DTC) for
				its Participant- Bear, Stearns Securities Corp., which
				shares are beneficially owned by Amster Trading Company
				Charitable Remainder Unitrust ( Howard Amster
				is the Trustee)

Note:	Tamra F. Gould is the spouse of Howard Amster and is the beneficial owner of 17,100 shares of Prime Retail, Inc. Series A Preferred Stock and 10,000 shares of Prime Retail, Inc., Series A Preferred Stock beneficially owned by Gould Trading Company (100% owned by Tamra F. Gould) and 19,760 shares of Prime Retail, Inc. Series B Preferred Stock beneficially owned by Gould Trading Company (100% owned by Tamra F. Gould). Tamra F. Gould and Howard Amster each have independent assets and disclaims any beneficial ownership in the other's assets.




See exhibit 1 for various stock position analysis.


























(iv)	Other Information for Howard Amster

Business 		Ramat Securities Ltd.
Experience		Securities Principal from June 2000 to present
			23811 Chagrin Blvd # 200 Beachwood, OH 44122

			Ramat Securities Ltd. is a registered NASD securities broker/dealer

			First Union Securities Corp. (formerly
			EVEREN Securities, formerly Kemper Securities Corp.) Investment Consultant 1992 to June 2000
			1001 Lakeside Avenue Cleveland, OH 44114

			First Union Securities is a registered securities brokerage firm.

			Maple Leaf Financial
			Director from 1988 to present
			10800 Kinsman Road, Newbury, OH 44065

			Maple Leaf Financial is the holding
			company for Geauga Savings Bank,
			a northern Ohio savings bank

			Horizon Group Properties, Inc. (Publicly held Co.)
			Director May 2001 to present
			77 W. Wacker Drive #4200 Chicago, IL 60601

			Horizon Group Properties, Inc. is a self-administered and self-managed real estate investment trust (REIT)

			Astrex, Inc. (Publicly held Co.)
			Director from 1992 to present
			205 Express Street, Plainview, New York 11803

			Astrex, Inc. is a value-added distributor of electronic components used to connect, control, regulate or store electricity in equipment.




















			CleveTrust Realty Investment Trust
			Trustee from 1992-1998
			Westlake, OH 44145

				CleveTrust Realty Investment Trust, formerly a publicly traded company, sold its real estate portfolio and distributed its net proceeds to shareholders during 1997-1998.

			Pleasant Lake Apts. Limited Partnership
			President of Pleasant Lake Apts. Corp., General Partner 7530 Lucerne Drive Suite 101, Middleburg Hts., OH 44130

				Owns and operates apartment property.



Relationships with Prime Retail, Inc.:

	On April 2, 2001, Mr. Amster agreed to pay $ 78,555.51 to Prime Retail, Inc. to satisfy an obligation under Section 16(b) of the Securities Act of 1934, of which $ 66,666.51 has been paid and the balance of $ 12,000.00 is due on September 1, 2001.

	As of June 30, 2001, Prime Retail, Inc. is a guarantor or otherwise obligated with respect to an aggregate of $ 12,499,000 of the indebtedness of Horizon Group Properties, Inc. and its affiliates. Howard Amster is a Director of Horizon Group Properties, Inc.








(i)
Robert H. Kanner		Age 53

Business Address:	3830 Kelley Avenue, Cleveland, OH 44114-4590

Residence Address:	2612 Fairmount Blvd, Cleveland Hts, OH 44106-3649

(ii)
Principal Occupation:	President, Chairman & Chief Executive Officer
				Pubco Corporation











(iii)
Preferred Shares	Series A
held:			100,800
				Registered in the name of Cede & Co. as
(4.38% held by		Nominee of The Depository Trust Company (DTC) for
Robert H. Kanner)		its Participant- KeyBank Trust which shares are
				beneficially owned by Robert H. Kanner

			Series B	None

			Common	None




See exhibit 1 for stock position analysis



(iv)	Other Information for Robert H. Kanner

Business Experience:  Robert H. Kanner is President, Chairman &
			CEO of Pubco Corp. (a publicly held company).
			Mr. Kanner has been a director and executive officer of Pubco Corp. since November 1983.
			Pubco Corporation
			3830 Kelley Avenue Cleveland, OH 44114

			Pubco Corp, a NASDAQ small cap company,
			manufactures and markets supplies for computer printers and labeling devices, manufactures and distributes labeling devices, and manufactures and distributes products for the construction and related industries.


			Cleveltrust Realty Investment Trust
			Trustee from 1992-1998
			Westlake, OH 44145

				Clevetrust Realty Investment Trust, formerly a publicly held company, sold its real estate portfolio and distributed its net proceeds to shareholders during 1997-1998














b)	The following information is provided with respect to the stockholder
	giving notice:

(i)   Stockholder giving the notice-Cede & Co.
					Nominee of The Depository Trust Co (DTC)
					55 Water Street
					New York, NY 10041
					Its Participant- Bear Stearns Securities Corp.
							One Metrotech Center North
							Brooklyn, NY 11201-3862
					Beneficially owned by Ramat Securities Ltd.
								 23811 Chagrin Blvd #200
								 Beachwood, OH 44122
									 &
								 Howard Amster
								 25812 Fairmount Blvd
								 Beachwood, OH 44122


(ii)	Ownership of stockholder-
		Cede & Co., the nominee is a holder of 27,700 shares of Prime Retail, Inc. Series A for its Participant (Bear, Stearns Securities Corp.), which shares are beneficially owned by Howard Amster Individual Retirement Account and 104,100 share of Prime Retail, Inc. Series A for its Participant (Bear, Stearns Securities Corp.) which shares are beneficially owned by Ramat Securities Ltd.

		Cede & Co., the nominee is a holder of 928,025 shares of Prime Retail, Inc. Series B for its Participant (Bear, Stearns Securities Corp.) which shares are beneficially owned by Howard Amster Individual Retirement Accounts and 181,000 shares of Prime Retail, Inc. Series B Participant is (Bear, Stearns Securities Corp.) which shares are beneficially owned by Ramat Securities Ltd..

(iii) 	Cede & Co. as stockholder at the direction of Bear, Stearns
Securities Corp. and on behalf of its customer Howard Amster and Ramat Securities Ltd., proposes to nominate Howard Amster and Robert H. Kanner for directors of Prime Retail, Inc. There are no arrangements or understandings between Howard Amster and Robert H. Kanner with respect to their nomination or election as directors.

(iv)		Howard Amster will attend the meeting, in person or by proxy, to nominate the persons named by Cede & Co. at the direction of Bear Stearns, Securities Corp and on behalf of its customer Howard Amster and Ramat Securities Ltd.












(v)	Other information:

	A written consent of each of the proposed nominee is attached to this letter.

	While Cede & Co. is furnishing this request as stockholder of record of the shares, it does so only at the request of the Participant and only as a nominal party for the true parties of interest, Howard Amster and Ramat Securities Ltd. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Mr. Amster and Ramat Securities Ltd. are not denied their rights as the beneficial owners of the shares, and Cede & Co. assumes no further responsibility in this matter.

	Further correspondence on this matter, including the procedures to be followed for purposes of the meeting, should be directed to Howard Amster, 23811 Chagrin Boulevard, Suite 200, Beachwood, OH 44122-5525, with copies directed to Bear, Stearns Securities Corp., Proxy Department,
One Metrotech Center North, Brooklyn, New York 11201-3862,
Attention:  Vincent Marzella and to Ulmer & Berne LLP, 1300 E. 9th St
Suite 900, Cleveland, OH 44114, Attention: Robert A. Fein





						Very truly yours,



						CEDE & CO., Nominee of
						The Depository Trust Company


						By:	/s/  Gary LaCara, partner




cc:	Howard Amster
	Robert H. Kanner
	Robert Fein, attorney for Mr. Amster and Ramat Securities Ltd. Steven J. Gavin, Winston & Strawn
	Stephen Kalette, attorney for Mr. Kanner














EXHIBIT 1


		Stock position analysis for Howard Amster



			10.5% Series A Cumulative Preferred Stock
Date		Buy or Sell	Quantity
Howard	12/15/99	Bought		  2,000
Amster	01/14/00	Bought		  2,000
		01/18/00	Bought		 17,500
		01/19/00	Bought		  4,000
		01/26/00	Bought		  2,000
		01/27/00	Bought		    200
							 27,700

Ramat		12/15/99	Bought		 13,000
Securities	11/09/00	Bought		  9,000
Ltd		11/15/00	Bought		  1,000
		11/16/00	Bought		  1,500
		11/17/00	Bought		    500
		12/26/00	Bought		  3,800
		12/27/00	Bought		  2,000
		12/28/00	Bought		  8,700
		01/03/01	Bought		 10,000
		01/08/01	Bought		 40,000
		01/12/01	Bought	     	 14,000
		03/26/01	Bought		    500
		03/27/01	Bought		    100
					            104,100


Pleasant	12/15/99	Bought		10,000
Lake Apts.
Ltd. Partnership





















		8.5% Series B Cumulative Participating Convertible Preferred Stock

Date		Buy or Sell	Quantity
Howard	11/17/97	Spinoff	  2,080
Amster	12/12/97	Spinoff	  1,420
		12/15/97	Spinoff	    220
		12/16/97	Spinoff	    640
		12/17/97	Spinoff	  3,000
		12/18/97	Spinoff	  1,680
		12/19/97	Spinoff	  1,600
		12/30/97	Spinoff	 11,220
		12/31/97	Spinoff	  2,600
		05/29/98	Spinoff	  1,000
		12/16/99	Bought	  2,000
		01/14/00	Bought	  7,300
		01/18/00	Bought	215,000
		01/19/00	Bought	 27,000
		01/19/00	Bought	  6,400
		01/19/00	Bought	 20,000
		01/26/00	Bought	 13,300
		01/27/00	Bought	  8,600
		01/28/00	Bought	  3,000
		01/31/00	Bought	  2,900
		02/01/00	Bought	  1,200
		02/02/00	Bought	  9,000
		06/12/00	Bought	 20,400
		06/13/00	Bought	 27,600
		06/22/00	Bought	 33,000
		07/27/00	Bought	  4,200
		07/28/00	Bought	  7,600
		08/01/00	Bought	  2,500
		08/08/00	Bought	  4,900
		08/16/00	Bought	  6,500
		09/01/00	Bought	 95,000
		09/05/00	Bought       95,229
		09/06/00	Bought      169,561
		09/07/00	Bought	218,675
		09/20/00	Sold	     (94,680)
		09/20/00	Sold	    (155,620)
		10/10/00	Bought	 98,000
		10/11/00	Bought	  6,000
		10/13/00	Bought	 15,000
		12/26/00	Bought	 22,000
		04/05/01	Bought	  6,000
		04/06/01	Bought	  5,000
					      928,025












Ramat		09/01/98	Bought		  3,000
Securities 	12/15/99	Bought		 11,000
Ltd.		06/12/00	Bought		 10,000
		06/21/00	Bought		    800
		06/21/00	Bought		  1,200
		06/21/00	Bought		  2,000
		08/16/00	Bought		  2,000
		08/21/00	Bought		    200
		08/23/00	Bought		  3,100
		08/24/00	Bought		    300
		08/28/00	Bought		    400
		08/29/00	Bought		  2,500
		09/01/00	Bought		 25,000
		09/05/00	Bought		  5,000
		09/07/00	Bought		  5,000
		11/03/00	Bought		 10,000
		11/09/00	Bought 	          800
		03/01/01	Bought		  4,800
		03/02/01	Bought		  2,200
		03/05/01	Bought		  1,000
		03/07/01	Bought		  1,500
		03/08/01	Bought		  1,000
		03/22/01	Bought		 23,900
		03/22/01	Bought		  6,000
		03/23/01	Bought		    100
		03/23/01	Bought		  2,400
		03/26/01	Bought		  3,600
		03/26/01	Bought		 43,800
		03/27/01	Bought		  7,400
		04/03/01	Bought		  1,000
					            181,000

Amster Ltd.	01/05/98	Spinoff	          160
Partnership	01/06/98	Spinoff	          640
		04/22/98	Spinoff	        1,950
						        2,750

Howard	12/13/00	Bought		 45,000
Amster	12/26/00	Bought		 13,000
Charitable Remainder Unitrust		       58,000
















Pleasant	04/22/98	Spinoff	    170
Lake Apts.
Corp

Pleasant	04/02/01	Bought	  3,000
Lake Apts.	04/04/01	Bought	  1,000
Ltd. Partnership				  4,000



		Common Shares
Date		Buy or Sell	Quantity
Howard	12/10/97	Spinoff	 13,737
Amster	12/11/97	Spinoff	  2,567
		12/12/97	Spinoff	  8,955
		12/15/97	Spinoff	    656
		12/16/97	Spinoff	  1,910
		12/17/97	Spinoff	  8,955
		12/18/97	Spinoff	  5,014
		12/19/97	Spinoff	  4,776
		12/30/97	Spinoff	 33,491
		12/31/97	Spinoff	  7,761
		05/29/98	Spinoff	  2,985
		06/21/98	Bought	  1,800
		08/07/98	Bought	 69,450
		10/21/98	Bought	150,000
		09/28/99	Bought	  2,000
		11/11/99	Bought	 22,300
		11/12/99	Bought	  5,000
		11/15/99	Bought	  5,000
		11/16/99	Bought	  6,800
		11/17/99	Bought	  7,100
		11/27/99	Bought	  7,000
		12/08/99	Bought	  5,000
		01/14/00	Bought	 55,000
		03/27/01	Sold	     (76,800)
		04/02/01	Sold	      (1,909)
		04/03/01	Sold	      (8,522)
		04/04/01	Sold	      (4,300)
					      335,726

















Amster	11/21/97	Spinoff	  3,947
Trading Co.	06/08/98	Spinoff	  6,030
Charitable	06/09/98	Spinoff	 29,790
Remainder	06/10/98	Spinoff	 22,686
Unitrust	06/12/98	Spinoff	  5,970
		08/06/98	Bought	 42,100
		08/07/98	Bought	  4,000
		10/21/99	Bought	 10,000
		12/08/99	Bought	  2,000
		04/05/01	Sold		  8,775
		04/06/01	Sold		 50,800
						 66,948




Stock position analysis for Robert H. Kanner

10.5% Series A Cumulative Preferred Stock
Date		Buy or Sell	Quantity
Robert H.	12/27/00	Bought		100,800
Kanner